UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ZIPREALTY, INC.

(Name of Subject Company)

ZIPREALTY, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

98974V 107

(CUSIP Number of Class of Securities)

Charles C. Baker

President and Chief Executive Officer

ZipRealty, Inc.

2000 Powell Street, Suite 300

Emeryville, CA 94608

(510) 735-2600

With copies to:

Brett Cooper

Richard V. Smith

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, California 94105

(415) 773-5700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of ZipRealty, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2014 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Honeycomb Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Realogy Group LLC, a Delaware limited liability company (“Realogy”), to purchase all of the outstanding shares of Common Stock (collectively, the “Shares”), at a purchase price of $6.75 per Share, net to the seller thereof in cash, without interest (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, which together with the Offer to Purchase, constitute the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Realogy and Purchaser with the SEC on July 16, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9 and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below and should be read in conjunction with the Schedule 14D-9, which should be read in its entirety. Any page references in the information below are to pages in the Schedule 14D-9.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph under the heading “Relationship with the Offerors and Certain of their Affiliates–Merger Agreement” on pages 2 and 3 with the following paragraph:

Stockholders of the Company and other interested parties should read the Merger Agreement for a complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided to inform stockholders of the Company of its terms. The representations, warranties and covenants contained in the Merger Agreement were made as of specific dates and serve as a method of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by stockholders of the Company or stockholders of Realogy. Subsequent factual disclosures by the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraph beginning “In preparing its opinion, . . .” under the heading “Opinion of the Company’s Financial Advisor” on page 21 with the following paragraph:

In preparing its opinion, GCA Savvian assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of the opinion. GCA Savvian did not undertake any responsibility for the accuracy, completeness or independent verification of such information. With respect to the financial and cash flow projections of the Company, GCA Savvian assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and that such projections provided a reasonable basis for the opinion. GCA Savvian expressed no view as to such projections or the assumptions on which they were based. In addition, GCA Savvian assumed that the Offer and the Merger would be consummated in accordance with the terms set forth in the July 11,

2014 draft Merger Agreement furnished to GCA Savvian, without waiver by any party of any material rights thereunder, or any amendment or modification thereto and that the representations and warranties contained in the Merger Agreement made by the parties thereto were true and correct in all respects material to GCA Savvian’s analysis. GCA Savvian also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger would be timely obtained without restriction. The opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to GCA Savvian as of, July 14, 2014. GCA Savvian assumes no responsibility to update or revise its opinion based upon events or circumstances occurring or becoming known to it after July 14, 2014.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph on page 36 under the heading “Certain Company Forecasts” with the following paragraph:

The Company is electing to summarize the Forecasts in this Schedule 14D-9 to provide holders of Shares access to certain nonpublic prospective information that was made available to the Company Board for purposes of considering and evaluating Realogy’s business combination proposal. The Forecasts were also provided to the Company’s financial advisor, GCA Savvian. See a description of GCA Savvian’s fairness opinion above in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor.” The Forecasts were not prepared with a view toward public disclosure, and inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any other recipient of this information considered, or now considers, them to be a reflection of possible outcomes or predictive of actual future results. The Forecasts were also provided to Realogy.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth paragraph on page 36 under the heading “Certain Company Forecasts” with the following paragraph:

Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Forecasts to be predictive of actual future events. Neither the Company, Realogy nor any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Forecasts, except as otherwise required by law. Neither the Company, Realogy nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any holders of Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts or that the Forecasts will be achieved. The Company has made no representation to Realogy, in the Merger Agreement or otherwise, concerning the Forecasts.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph on page 37 under the heading “Certain Company Forecasts” with the following paragraph:

In light of the foregoing factors and the uncertainties inherent in the Forecasts, holders of Shares are cautioned not to place undue reliance on the Forecasts.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following immediately after the table following the second full paragraph on page 37:

Pursuant to the applicable rules, regulations, interpretations and positions of the SEC and its staff under the Exchange Act related to the presentation of non-GAAP financial information, the table below provides a reconciliation of the non-GAAP financial information to GAAP. The Company defines Adjusted EBITDA as net income (loss) less interest income plus interest expense, provision for income taxes, depreciation and amortization expense and stock-based compensation, and free cash flows is defined as cash provided by operating activities less capital expenditures. This reconciliation was prepared by the Company for inclusion in this Schedule 14D-9 and was not provided to Realogy, Purchaser or GCA Savvian prior to entering into the Merger Agreement. Therefore, this reconciliation was not considered by Realogy or Purchaser in connection with their due diligence review of the Company or by GCA Savvian in connection with the preparation of its fairness opinion. The presentation of this additional information should not be considered in isolation or as a substitute for results prepared in accordance with GAAP. Readers should note that, as with all other information presented in this section, the information presented in this table reflects forward-looking, rather than historical, information.

Reconciliation of Adjusted EBITDA and Free Cash Flow

($ millions)	2014	2015	2016	2017	2018
GAAP net (loss) income	($6.2)	($2.0)	$5.9	$13.1	$24.6
Add back:
Interest income (expense)	—	—	—	(0.1)	(0.2)
Tax provision	—	0.1	0.1	0.1	0.1
Depreciation and amortization	2.5	2.3	2.5	2.9	3.4
Non-GAAP adjustments:
Stock-based compensation	1.3	1.5	1.7	1.9	2.2

Adjusted EBITDA	($2.4)	$1.8	$10.1	$17.9	$30.1

GAAP Net Cash Provided by Operating Activities	($2.5)	$1.8	$9.9	$17.4	$29.2
Capital Expenditures	1.5	0.9	2.8	3.0	4.2

Free cash flows	($4.0)	$0.9	$7.2	$14.4	$25.0

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ZipRealty, Inc.

Dated: July 28, 2014	By:	/s/ Samantha Harnett
	Name:	Samantha Harnett
	Title:	General Counsel

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